SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For August 9, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	ING Condensed Consolidated Interim Accounts for the Six Month Period ended June 30, 2007.

INTERIM ACCOUNTS

4. Introduction
This section includes the ING Group Condensed consolidated interim accounts, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) and including the review report of Ernst & Young. These condensed consolidated interim accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’). Other sections of this Group Statistical Supplement are presented on an underlying basis, i.e. excluding gains/losses on divestments, profit from divested units and certain special items. A reconciliation between Underlying net profit and Net profit (attributable to shareholders of parent) in accordance with IFRS-EU is provided in Section 1.1 ‘ING Group: Income Statement’ of this Group Statistical Supplement.

INTERIM ACCOUNTS
4.1 Condensed consolidated balance sheet* of ING Group as at

	30 June	31 December
(in € mln)	2007	2006
Assets
Cash and balances with central banks	12,718	14,326
Amounts due from banks	56,675	39,868
Financial assets at fair value through profit and loss	354,101	317,470
Investments	304,611	311,581
Loans and advances to customers	516,860	474,437
Reinsurance contracts	6,399	6,529
Property and equipment	6,225	6,031
Other assets	61,843	56,065

Total assets	1,319,432	1,226,307

Equity
Shareholders’ equity (parent)	38,166	38,266
Minority interests	2,110	2,949

Total equity	40,276	41,215

Liabilities
Preference shares	215	215
Subordinated loans	6,673	6,014
Debt securities in issue/other borrowed funds	112,524	107,772
Insurance and investment contracts	277,764	268,683
Amounts due to banks	136,718	120,839
Customer deposits and other funds on deposit	526,941	496,680
Financial liabilities at fair value through profit and loss	176,342	146,611
Other liabilities	41,980	38,278

Total liabilities	1,279,157	1,185,092

Total equity and liabilities	1,319,432	1,226,307

*	Unaudited

The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

INTERIM ACCOUNTS
4.2 Condensed consolidated profit and loss account* of ING

	3 months ended		6 months ended
	30 June	30 June	30 June	30 June
(in € mln)	2007	2006	2007	2006
Interest income banking operations	18,028	14,993	35,463	28,735
Interest expense banking operations	-15,724	-12,798	-31,017	-24,173

Interest result banking operations	2,304	2,195	4,446	4,562
Gross premium income	11,573	12,052	23,207	24,577
Investment income	3,559	2,799	6,456	5,444
Commission income	1,219	1,055	2,428	2,176
Other income	505	796	1,139	1,448

Total income	19,160	18,897	37,676	38,207

Underwriting expenditure	11,843	12,355	23,894	25,160
Addition to loan loss provision (release)	25	-7	25	-32
Other impairments (reversals)	-13	—	-22	-2
Staff expenses	2,079	2,015	4,179	4,008
Other interest expenses	298	296	559	589
Other operating expenses	1,880	1,575	3,533	3,094

Total expenses	16,112	16,234	32,168	32,817

Profit before tax	3,048	2,663	5,508	5,390

Taxation	412	562	914	1,191

Net profit (before minority interests)	2,636	2,101	4,594	4,199

Attributable to:
Shareholders of the parent	2,559	2,014	4,452	4,020
Minority interests	76	88	142	180

	2,636	2,102	4,594	4,200

	30 June	30 June	30 June	30 June
(in Euro)	2007	2006	2007	2006
Earnings per ordinary share (attributable to shareholders of the parent)	1.18	0.93	2.06	1.86
Diluted earnings per ordinary share	1.17	0.92	2.04	1.84

*	Unaudited

The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

INTERIM ACCOUNTS
4.3 Condensed consolidated statement of cash flows* of ING
Group for the six month period ended

	30 June	30 June
(in € mln)	2007	2006

Net cash flow from operating activities	129	12,707

Investments and advances:
Group companies	-276	—
Associates	-452	-185
Available-for-sale investments	-144,543	-154,824
Real estate investments	-298	-287
Property and equipment	-456	-231
Assets subject to operating lease	-746	-596
Investments for risk of policyholders	-25,453	-22,135
Other investments	-112	-84

Disposals and redemptions:
Group companies	70	—
Associates	360	214
Available-for-sale investments	142,755	135,858
Held-to-maturity investments	322	557
Real estate investments	138	196
Property and equipment	102	47
Assets subject to operating lease	200	224
Investments for risk of policyholders	23,444	19,566
Other investments	9	25

Net cash flow from investing activities	-4,936	-21,655

Proceeds from issuance of subordinated loans	719	865
Proceeds from borrowed funds and debt securities	165,555	128,428
Repayments of borrowed funds and debt securities	-162,078	-121,109
Issuance of ordinary shares	350	2
Payments to acquire treasury shares	-990	-737
Sales of treasury shares	291	209
Dividends paid	-1,600	-1,396

Net cash flow from financing activities	2,247	6,262

Net cash flow	-2,560	-2,686

Cash and cash equivalents at beginning of period	-1,795	3,335
Effect of exchange rate changes on cash and cash equivalents	140	-504

Cash and cash equivalents at end of period	-4,215	145

Cash and cash equivalents comprises the following items
Treasury bills and other eligible bills	6,898	7,432
Amounts due from/to banks	-23,831	-22,869
Cash and balances with central banks	12,718	15,582

Cash and cash equivalents at end of period	-4,215	145

*	Unaudited

The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

INTERIM ACCOUNTS

4.4 Condensed consolidated statement of changes in equity* of ING
Group for the six month period ended

			30 June			30 June
(in € mln)			2007			2006
	Total			Total
	shareholders’	Minority		shareholders’	Minority
	equity (parent)	interests	Total	equity (parent)	interests	Total

Balance at beginning of period	38,266	2,949	41,215	36,736	1,689	38,425

Unrealised revaluations after taxation	-1,885	-34	-1,919	-5,257	-35	-5,292
Realised gains/losses transferred to profit and loss	-1,226		-1,226	-362		-362
Change in cash flow hedge reserve	-1,033		-1,033	-776		-776
Transfer to insurance liabilities/DAC	1,259	4	1,263	1,794	-2	1,792
Employee stock options and share plans	45		45	47		47
Exchange rate differences	69	1	70	-1,138	-1	-1,139

Total amount recognised directly in equity	-2,771	-29	-2,800	-5,692	-38	-5,730

Net profit	4,452	142	4,594	4,020	180	4,200
Change in composition of the group		-952	-952		-22	-22
Dividend	-1,585		-1,585	-1,396		-1,396
Purchase/sale of treasury shares	-546		-546	-456		-456
Exercise of warrants and options	350		350	2		2

Balance at end of period	38,166	2,110	40,276	33,214	1,809	35,023

* Unaudited

The change in the composition of the group is mainly attributable to the deconsolidation of real estate funds following a reduction in ownership percentage

The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

INTERIM ACCOUNTS

4.5 Notes to the condensed consolidated interim accounts*
4.5.1 Basis of preparation
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2006 Consolidated Annual Accounts of ING Group except that as of 1 January 2007, the level at which the adequacy test of the provision for insurance contracts is evaluated has been aligned to the business lines, which is the level at which performance is evaluated and segments are reported.
Previously, if it was determined using a best estimate (50%) confidence level that a shortfall existed in a business unit, then this shortfall was immediately recorded in the profit and loss account. Under the new policy, if it is determined using a best estimate (50%) confidence level that a shortfall exists in a business unit, and there are no offsetting amounts within other business units in the Business Line, then this shortfall is immediately recorded in the profit and loss account. This change in accounting policy has no effect on the financial information presented in these condensed consolidated interim accounts.
IFRS 7 “Financial Instruments: Disclosure” became effective as of 1 January 2007. Also in the first quarter of the year, IFRIC 11 Group and treasury share transactions became effective. None of these recent standards and interpretations have had a material effect on equity or profit for the period. No other new standards became effective in the first six months of 2007 and recently issued standards that become effective after 30 June 2007 are not expected to have a material effect on equity or profit for the period. ING Group has not early adopted any new International Financial Reporting Standards in this quarter.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2006 Consolidated Annual Accounts of ING Group.
These condensed consolidated interim accounts should be read in conjunction with the 2006 Consolidated Annual Accounts of ING Group.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
The presentation of, and certain terms used in, these condensed consolidated interim accounts have been changed from the 2006 Consolidated annual accounts of ING Group to provide more relevant information. Certain comparative amounts have been reclassified to conform with the current period presentation. None of the changes are significant in nature.

* Unaudited

INTERIM ACCOUNTS

4.5.2 Loans and advances to customers by insurance and banking operations

	30 June	31 December
(in € mln)	2007	2006
Insurance operations	31,292	37,606
Banking operations	489,989	440,375

	521,281	477,981
Eliminations	-4,421	-3,544

	516,860	474,437

4.5.3a Loans and advances to customers by type — banking operations

	30 June	31 December
(in € mln)	2007	2006
Loans to or guaranteed by public authorities	26,853	25,953
Loans secured by mortgages	238,502	208,211
Loans guaranteed by credit institutions	2,737	2,408
Other personal lending	23,762	22,906
Other corporate loans	200,609	183,535

	492,463	443,013
Provision for loan losses	-2,474	-2,638

	489,989	440,375

4.5.3b Changes in loan loss provision

	30 June	31 December
(in € mln)	2007	2006
Opening balance	2,642	3,313
Changes in the composition of the group	2	-101
Write-offs	-225	-691
Recoveries	30	86
Increase in loan loss provision	25	103
Exchange differences	-1	-67
Other changes	14	-1

Closing balance	2,487	2,642

The closing balance is included in - amounts due from banks	13	4
- loan and advances to customers	2,474	2,638

	2,487	2,642

INTERIM ACCOUNTS
4.5.4 Investment income

	Insurance		Banking		Total
3 months ended	30 June		30 June		30 June
(in € mln)	2007	2006	2007	2006	2007	2006
Income from real estate investments	17	47	57	34	74	81
Dividend income	318	251	14	66	332	317
Income from investments in debt securities	1,683	1,728	—	—	1,683	1,728
Income from loans	508	442	—	—	508	442
Realised gains/losses on disposal of debt securities	-75	-93	59	16	-16	-77
Impairments of available-for-sale debt securities	—	-1	—	—	—	-1
Realised gains/losses on disposal of equity securities	845	255	93	32	938	287
Reversals/impairments of available-for-sale equity securities	-2	-7	-8	-6	-10	-13
Change in fair value of real estate investments	24	22	26	13	50	35

	3,318	2,644	241	155	3,559	2,799

	Insurance		Banking		Total
6 months ended	30 June		30 June		30 June
(in € mln)	2007	2006	2007	2006	2007	2006
Income from real estate investments	37	95	123	61	160	156
Dividend income	420	323	54	84	474	407
Income from investments in debt securities	3,233	3,319			3,233	3,319
Income from loans	1,153	1,055			1,153	1,055
Realised gains/losses on disposal of debt securities	-65	-93	133	58	68	-35
Impairments of available-for-sale debt securities	1	4			1	4
Realised gains/losses on disposal of equity securities	1,090	446	210	52	1,300	498
Reversals/impairments of available-for-sale equity securities	-10	-10	-11	-8	-21	-18
Change in fair value of real estate investments	36	37	52	21	88	58

	5,895	5,176	561	268	6,456	5,444

INTERIM ACCOUNTS

4.5.5 Segment Reporting

(in € mln)	Insurance	Insurance	Insurance	Wholesale	Retail	ING			Total
3 months ended	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Eliminations	Group
30 June 2007

Total income	4,207	7,178	3,534	1,522	1,604	570	587	-42	19,160

Underlying profit before tax	694	593	153	667	555	171	468	—	3,300
Divestments	—	—	—	—	—	—	—	—	—
Special items	—	—	—	—	-252	—	—	—	-252
Profit before income tax	694	593	153	667	303	171	468	—	3,048

30 June 2006

Total income	3,922	7,628	3,699	1,512	1,503	586	286	-239	18,897

Underlying profit before tax	704	457	157	717	454	190	-27	—	2,652
Divestments	—	—	—	7	—	4	—	—	11
Special items	—	—	—	—	—	—	—	—	—
Profit before income tax	704	457	157	724	454	194	-27	—	2,663

(in € mln)	Insurance	Insurance	Insurance	Wholesale	Retail	ING			Total
6 months ended	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Eliminations	Group
30 June 2007

Total income	9,047	14,051	6,637	3,102	3,231	1,131	587	-110	37,676

Underlying profit before tax	1,162	1,126	312	1,404	1,094	336	327		5,760
Divestments
Special items					-252				-252
Profit before income tax	1,162	1,126	312	1,404	842	336	327		5,508

30 June 2006

Total income	8,492	15,247	7,003	3,033	3,070	1,173	286	-97	38,207

Underlying profit before tax	1,147	941	313	1,452	1,022	345	75		5,295
Divestments	34		15	36		10			95
Special items
Profit before income tax	1,181	941	328	1,488	1,022	355	75		5,390

Special items comprise expenses related to Retail Netherlands Strategy (Combining ING Bank and Postbank)

INTERIM ACCOUNTS

4.5.6 Acquisitions and Disposals
On 5 April 2007 ING announced the completion of the acquisition of AZL, an independent Dutch provider of pension fund management services, for EUR 65 million. The acquisition has no material impact on the capital adequacy ratios of ING Group.
On 14 May 2007 ING announced that it had reached a final agreement to sell Regio Bank to SNS REAAL for a purchase price of EUR 50.5 million. The profit on disposal is expected to be about EUR 25 million, and the sale is expected to be completed in the third quarter of 2007.
On 1 June 2007 ING announced that it completed the sale of Nationale Borg, a specialist provider of guarantee insurance. The acquisition has no material impact on the capital adequacy ratios of ING Group.
On 18 June 2007 ING announced that it had reached agreement to acquire full ownership of Landmark Investment Co Ltd, the twelfth largest asset manager in Korea. The purchase is subject to regulatory approval.
On 18 June 2007 ING announced that it had reached an agreement to acquire Oyak Bank, a top-ten Turkish Bank, for an amount of EUR 2.0 billion. The acquisition is subject to approval of the relevant authorities and is expected to occur in the second half of 2007.
On 29 June 2007 ING announced that it had reached agreement with P&V Verzekeringen to sell its Belgian Broker and Employee Benefits insurance business for EUR 750 million, resulting in a gain on disposal of approximately EUR 425 million. The sale is subject to regulatory review and the advice of the workers council and is expected in the second half of 2007.
On 27 July 2007 ING announced that it had reached agreement with Santander to acquire its Latin American pension businesses to further strengthen ING’s position in this fast growing market. The mandatory pension fund management companies (AFPs), which are located in Mexico, Chile, Colombia, and Uruguay will make ING the second largest pension fund manager in Latin America. The purchase is subject to various national regulatory approvals and is expected to be completed by the end of 2007 or in early 2008.
4.5.7 Issuances, repurchases and repayment of debt and equity securities in issue
On 16 May 2007 ING announced a plan to adopt a buyback programme under which it plans to purchase ordinary shares, or depositary receipts for such shares, with a total value of EUR 5 billion over a period of 12 months, beginning in June 2007. In the second quarter the total number of (depositary receipts for) ordinary shares repurchased under this program is 20,431,500 at an average price of EUR 32.85, and a total consideration of EUR 671 million. This represents completion of approximately 13.4% of the repurchase programme.
To rebalance the delta hedge portfolio for employee options ING sold 3,960,000 (depository receipt for) ordinary shares in May, at an average price of EUR 33.12. As of 30 June 2007 the hedge book holds 49.3 million (depositary receipts for) ordinary ING shares representing 2.2% of the total 2,225 million shares outstanding.
On 2 July 2007, ING announced that agreement had been reached with Fortis Insurance Netherlands to buy-back 28,172,583 ‘A’ preference shares of ING at a price of EUR 3.618175 per share or EUR 101,933,335.5 in total, representing approximately 5.5% of the share capital of ING Group.

INTERIM ACCOUNTS

4.6 Review report
Introduction
We have reviewed the accompanying condensed consolidated balance sheet of ING Groep N.V. (the ‘Company’), Amsterdam, as at 30 June 2007, the related condensed consolidated profit and loss account for the three-month period and the six-month period then ended, and the related condensed consolidated statement of cash flows and statement of changes in equity for the six-month period then ended and explanatory notes. Management of the Company is responsible for the preparation and presentation of these condensed consolidated interim accounts in accordance with International Financial Reporting Standards as adopted by the European Union (‘IAS 34’). Our responsibility is to express a conclusion on these condensed consolidated interim accounts based on our review.
Scope of Review
We conducted our review in accordance with Dutch law, including Standard 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim accounts are not prepared, in all material respects, in accordance with IAS 34.
Amsterdam, 7 August 2007
for Ernst & Young Accountants
C.B. Boogaart

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer W.A. Brouwer Assistant General Counsel
Dated: August 9, 2007